SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
               TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

January 11, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Tamara Brightwell, Esq.
            Mail Stop 7010

      Re:   XsunX, Inc. (the "Company")
            Registration Statement on Form SB-2

Dear Ms. Brightwell:

On behalf of the Company, we are hereby enclosing two copies of the Company's registration statement on Form SB-2 (the "Registration Statement").

The Company had previously filed a registration statement on Form SB-2, File No. 333-127613 (as amended on October 11, 2005, the "Prior Registration Statement"). On December 9, 2005, the Company withdrew the Prior Registration Statement.

The purpose of the withdrawal of the Prior Registration Statement and the filing of the Registration Statement is to reflect the new terms of the financing arrangement with the same investor. Specifically, the Registration Statement no longer contains any shares issuable upon puts under an equity line since the parties terminated the Standard Equity Distribution Agreement entered into in July 2005 (the "Distribution Agreement"). In addition, the Company has entered into a new Securities Purchase Agreement with the Investor providing for the issuance of an additional $5,000,000 in secured convertible debentures. As a result, the Registration Statement includes shares issuable upon conversion of secured convertible debentures and exercise of warrants as well as a number of shares that were issued in connection with the Distribution Agreement.

We have set forth below the comments issued by the staff of the Securities and Exchange Commission (the "Staff") by letter dated October 25. Each comment, to the extent still applicable in light of the amended terms of the financing arrangement, is followed by the Company's response.

General

1. We note your response to prior comment one. We are not clear how your response (that allowing the warrants and the debentures to be exercisable at the time the securities may be sold under the Standby Equity Distribution Agreement is not inconsistent with the position of the staff of the Division of Corporation Finance "as long as the Debentures and the Warrants are not held by Cornell or its affiliates") relates to our comment since the debentures and the warrants are currently held by Cornell and the shares underlying the debentures and warrants are being registered for resale. Please more fully explain what you mean by your statement and why it is applicable to our comment.

      This comment no longer applies.

2. Please disclose that you will not use proceeds of the sales of shares of common stock under the equity line to repay the debentures.

      This comment no longer applies.

3. In addition, we note that if there is an event of default with regard to any of the transaction documents, (and it appears the standby equity distribution agreement is included in the definition of transaction documents), the conversion price would be substantially reduced. Please advise. Please note that this provision is inconsistent with our guidance because Cornell has a convertible debenture in which the conversion is tied to the equity line.

      This comment no longer applies.

4. In this regard, we note the deleted disclosure regarding the securities purchase agreement on page 27. Please include a section discussing in detail the terms of the debentures and warrants, the stock purchase agreement and highlighting the terms that effect or are effected by the equity line.

      The  Company  has  made  disclosures  in  the  Registration  Statement  in
      accordance  with  the  Staff's  comment.   See  pages  2  and  12  of  the
      Registration Statement.

5.    We note your response to prior comment two.  Please  clarify  whether this
      new  escrow  agreement   supplements  or  replaces  the  escrow  agreement
      previously filed.

      The Company has executed a new escrow as disclosed in the Registration Statement.

6. We note your response to prior comment three; however, we continue to be concerned with the possibility that Cornell could waive the cap on the amount of securities that it can hold. In this regard, we note that section 5 of the Pledge and Escrow agreement specifically states that the 9.9% limit can be waived by Cornell. We read this provision in connection with the Standby Equity Distribution Agreement, Article VII. Conditions for Advance and Conditions to Closing, Section 7.2(g) Maximum Advance Amount.

      Given that Cornell can waive the cap, regardless of the 65 day notice period, it appears that such a waiver provides Cornell with discretion that is inconsistent with our equity line position and would impact the conclusion that the sale occurred at a fixed price. It also appears to us that the 9.9% limit discussed in the Standby Equity Distribution Agreement operates separately from the 4.9% limit which relates only to the amount it can receive upon conversion of the notes or exercise of the warrants. Cornell's ownership could exceed 4.9% based upon purchases it makes under the equity line. In this regard, please add Cornell to the beneficial ownership table on page 25.

      This comment no longer applies.


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

7. We note your response to prior comment four. However, Item 512 of Regulation S-B and our staff position require that you must file a prospectus supplement for these matters. You would only be permitted to include this information in a Form 8-K if you registered this offering on Form S-3.

      The Company understands that it is required to file a prospectus supplement under the circumstances set forth in the Staff's prior comment 4 and has made appropriate disclosures. See page 31 of the Registration Statement

            Standby Equity Distribution Agreement, page 1
            ---------------------------------------------

8. We note your response to prior comment 24. Please revise here and elsewhere in the prospectus as necessary, to disclose that upon the execution of the equity distribution agreement, you paid the $390,000 commitment fee in shares to Cornell Capital. Disclose the amount of shares that were issued to satisfy the commitment fee. In addition, disclose any other fees that were paid in connection with your entry into the equity distribution agreement.

      The  Company  has  made  disclosures  in  the  Registration  Statement  in
      accordance  with  the  Staff's  comment.   See  pages  2  and  13  of  the
      Registration Statement.

9. Please disclose whether the company will receive cash from the sale of shares to Cornell under the equity line agreement and whether Cornell will either directly or indirectly receive the proceeds from the sale of such shares.

      This comment no longer applies.

10. Please explain how Cornell and the company decided upon the dollar or share amount of the equity line agreement. Please state your belief regarding whether or not Cornell will provide the company with the total dollar amount available under the equity line agreement. Please provide us with all press releases, transcripts and other communications directed to the market regarding the equity line agreement and other transactions with Cornell along with an explanation of how you have represented the potential proceeds under the equity line agreement and other transactions to the market.

      This comment no longer applies.

            12% Secured Convertible Debentures, page 2
            ------------------------------------------

11. We note that you may not issue shares of your common stock upon conversion of the debentures if the issuance of the shares would result in Cornell owning more than 4.9% of your common stock. Please add disclosure regarding the risks associated with this limitation. For example, if this limit is reached and ~ selling security holder cannot or does not sell any shares to reduce its holdings, will you be required to make payments in cash? If the selling security holder cannot or does not reduce its holdings and you are unable to make a payment in cash, would an event of default occur?

      The  Company  has  made  disclosures  in  the  Registration  Statement  in
      accordance  with  the  Staff's  comment.   See  pages  2  and  14  of  the
      Registration Statement.

12. It appears that the warrants issued pursuant to the Securities Purchase Agreement allow Cornell to choose either a cash exercise or a cashless exercise. Revise the prospectus to disclose that fact, and discuss the cashless exercise in further detail. Revise this section to indicate the amount of proceeds the company will receive if a cash exercise is chosen.


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

      The  Company  has  made  disclosures  in  the  Registration  Statement  in
      accordance  with  the  Staff's  comment.   See  pages  1  and  13  of  the
      Registration Statement.

13. It appears that footnote 1 to the use of proceeds table is missing. Please revise.

      This comment no longer applies.

Security Ownership of Certain Beneficial Owners and Management, page 24
-----------------------------------------------------------------------

14. We note your response to prior comment 27 with respect to Cornell Capital; however, the selling shareholder table states that the shares beneficially owned by Cornell Capital prior to the offering equals 13.3%. Please revise as previously requested.

      The Company has made disclosure to properly set forth Cornell Capital's percentage beneficial ownership.

15. Please revise footnote two to state the natural person or person with whom Mr. Djokovich shares voting and investment powers.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment. See page 27 of the Registration Statement.

16. Please provide an explanation of whether or not Cornell or any of its affiliates is an affiliate of your company. Please tell us if your answer would be different if you disregarded any caps on ownership of your securities to which Cornell is subject.

      The Company has disclosed that it does not consider Cornell an affiliate. See footnote 2 on page 28 of the Registration Statement.

            Plan of Distribution, page 29
            -----------------------------

17. With respect to the shares issued pursuant to the equity line agreement, please revise to clarify that Cornell Capital may not use Rule 144 to affect resales. Rule 144 is a safe harbor from underwriter status. Cornell Capital is an underwriter with respect to the equity line shares and therefore, Rule 144 is not available.

      This comment is no longer applicable.

            Exhibits, page II-3
            -------------------

18. We note your response to prior comment 40; however, it appears that you have not provided the requested information. Please confirm that exhibits A-F of the Securities Purchase Agreement are the additional exhibits filed with the Form 8-K dated July 14, 2005. Otherwise, amend the Form 8-K to include these exhibits.

      The Company confirms that Exhibits A-F of the Securities Purchase Agreement were the additional exhibits filed with the Form 8-K dated July 14, 2005, with the exception of the Irrevocable Transfer Agent Instructions and the Escrow Agreement. Those two documents were included in the Company's Current Report on Form 8-K/A that was filed on October 11, 2005.


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

            Exhibit 5.1
            -----------

19. It appears that a revised legal opinion was not filed as an exhibit to the amended registration statement as requested. Please file the revised legal opinion with your next amendment.

      A new legal opinion has been filed that covers all shares included in the Registration Statement.

            Form 8-K/A filed October 11, 2005
            ---------------------------------

20. We note the new escrow agreement filed as Exhibit 10.7. In Section 13.b.iv., we note that Walter K. Weisel has been appointed to act as the representative of the company and that Section 15 requires that notice being sent to the company should be sent to the attention of Walter K. Weisel at Innova Holdings, Inc. Please tell us the relationship that exists between Walter K. Weisel, Innova Holdings, Inc., and XsunX, Inc.

      Although this comment no longer applies, the Company advises the Staff supplementally that the new escrow agreement included in its Current Report on Form 8-K/A was a form that was used in an unrelated earlier transaction. There is no relationship between the Company on the one hand and the named entity and individual on the other hand.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

                                       Very truly yours,

                                       /s/ Louis A. Brilleman

                                       Louis A. Brilleman


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